Evergreen VA Global Leaders Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
5	PORTFOLIO MANAGER INTERVIEW
8	FINANCIAL HIGHLIGHTS
10	SCHEDULE OF INVESTMENTS
16	STATEMENT OF ASSETS AND LIABILITIES
17	STATEMENT OF OPERATIONS
18	STATEMENTS OF CHANGES IN NET ASSETS
19	NOTES TO FINANCIAL STATEMENTS
24	INDEPENDENT AUDITORS’ REPORT
25	ADDITIONAL INFORMATION
28	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen VA Global Leaders Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“We will continue to seek strong, well-managed companies in predictable businesses that we believe may offer a high return on equity and that are global leaders in terms of management, market share or product range.”

MANAGEMENT TEAM

Patricia A. Bannan, CFA
Large Cap Core Growth Team Lead Manager

Gilman C. Gunn
International Equity Team Lead Manager

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 3/6/1997	Class 1*	Class 2
Class Inception Date	3/6/1997	7/31/2002

Average Annual Return

1 year	-20.26%	-20.38%

5 year	-1.34%	-1.37%

Since portfolio inception	0.29%	0.27%

12-month income dividends per share**	$0.07	$0.07

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
** The distributions for Class 2 are for the period from its inception on July 31, 2002, through December 31, 2002.

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen VA Global Leaders Fund Class 1 shares,1 versus a similar investment in the Morgan Stanley Capital International World Free Index (MSCI World Free) and the Consumer Price Index (CPI).

The MSCI World Free is an unmanaged market index and does not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

1Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns have not been adjusted to reflect the effect of the 0.25% 12b-1 fee for Class 2. Class 1 does not pay a 12b-1 fee. If these fees had been reflected, returns for Class 2 would have been lower. The advisor is currently waiving a portion of its advisory fee. Had the fee not been waived, returns would have been lower.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class 1 shares had a total return of -20.26% for the 12-month period ended December 31, 2002. During the same period, the Morgan Stanley Capital International World Free Index returned -19.89%, while the median return of funds in the Lipper Variable Annuity Global Funds Classification was -19.13%. Lipper is an independent monitor of mutual fund performance.

What was the investment environment like during the period?

The year proved difficult for global investors, as markets were extremely volatile. Overseas, international markets were affected by the slow growth environment of the United States.

In the United States, economic growth was weak, although interest rates and inflation were at relatively low levels and consumer spending was robust. In this environment, uncertainty was the dominant sentiment in the financial markets. While there were a number of short-term stock market rallies during the year, the general trend of stock prices was down.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)

Total Net Assets	$32,972,759

Number of Holdings	103

P/E Ratio	17.8x

How did you manage the fund in this environment?

The fund’s strategy is to purchase what we believe are the 100 most attractive global companies. We define these as large, stable companies with track records of success. During the period, geographic diversity proved less important than sector and industry diversification. Avoiding the most volatile areas of the market, such as telecommunication services and information technology, was a critical strategy.

In managing the international portion of the fund, we adopted a defensive stance. We invested in areas that tend to perform well during periods of economic weakness, such as consumer staples. The consumer staples sector includes beverage, food and retail drug companies; household product and personal product companies; and tobacco companies. During the first nine months of the year, our defensive posture benefited results because the equity markets declined significantly. At the beginning of the fourth quarter, however, there was a sharp turnaround. Stocks that did well for the first nine months of the year declined, and riskier stocks performed well. Stocks that were especially hard hit included Tanberg, a video conferencing company; Luxottica, a company that manufactures and distributes eyeglasses; and Logitech, which manufacturers peripheral devices for personal computers. We had relatively few

PORTFOLIO MANAGER INTERVIEW continued

investments in information technology and telecommunication services.

In the domestic portion of the fund, we focused on high-quality, conservative companies that had the potential for higher earnings. Consumer staples was also an important area. We emphasized companies with strong fundamentals and predictable earnings growth. We had a large position in Anheuser-Bush, and we also invested in Kraft Foods, Sysco and Procter & Gamble -- all of which aided performance. In the information technology sector, which was among the worst performing areas of the market, companies such as Lexmark, Affiliated Computer Systems and Microsoft benefited performance. In telecommunication services, our only stock was Verizon, which outperformed a very weak sector. Certain chemical companies, such as PPG Industries and Praxair in the materials sector, also helped the fund’s return.

TOP 5 SECTORS
(as a percentage of 12/31/2002 net assets)

Consumer Discretionary	17.1%

Health Care	16.9%

Financials	15.9%

Consumer Staples	13.3%

Information Technology	8.9%

Which companies held back performance?

Some Japanese holdings were particularly disappointing. Although we selected companies normally considered defensive in a slow economy, such as convenience store Seven-Eleven Japan, the tough economy and lowered consumer spending affected even these types of companies. We continue to hold Seven-Eleven Japan because we believe it is a strong company with an increasing market share, despite its inability to prosper recently in the crowded field amid a difficult environment.

Domestically, the fund’s financial stocks detracted from results. These included Capital One Financial, which suffered when questions arose about its classification of loans; Citigroup declined because of issues surrounding WorldCom; Washington Mutual and Mellon Bank also underperformed. In the healthcare area, Baxter suffered from earnings disappointments, and HCA was tainted by investigations about Tenet Healthcare. Consumer discretionary stocks, such as Delphia, Viacom and Disney, also held back the fund’s return. Home Depot, which had been a market leader, declined as concerns arose about potential weakness in consumer spending.

TOP 10 HOLDINGS
(as a percentage of 12/31/2002 net assets)

Eni SpA	3.0%

Pfizer, Inc.	2.3%

Takeda Chemical Industries, Ltd.	2.2%

Unibail SA	2.1%

Fannie Mae	1.9%

Toyota Motor Corp.	1.9%

Reckitt Benckiser Plc	1.8%

Exxon Mobil Corp.	1.7%

Microsoft Corp.	1.7%

Suncor Energy, Inc.	1.7%

PORTFOLIO MANAGER INTERVIEW continued

What is your outlook over the next 12 months?

We expect the slow-growth economic environment to continue and believe that leading global companies will fare better than smaller companies that have fewer compelling advantages. We will continue to seek strong, well-managed companies in predictable businesses that we believe may offer a high return on equity and that are global leaders in terms of management, market share or product range. We will continue to pursue what we believe are 50 of the best companies in the international arena and 50 domestic leaders, as we expect investors may benefit over the long term by including high-quality companies in their portfolios.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002	2001	2000	1999	1998[1]
CLASS 1[2]
Net asset value, beginning of period	$12.41	$14.40	$15.85	$12.76	$10.79
Income from investment operations
Net investment income	0.06	0.06	0.07	0.06	0.10
Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions	-2.58	-1.99	-1.45	3.09	1.94
Total from investment operations	-2.52	-1.93	-1.38	3.15	2.04

Distributions to shareholders from
Net investment income	-0.07	-0.06	-0.07	-0.06	-0.07

Net asset value, end of period	$9.82	$12.41	$14.40	$15.85	$12.76
Total return[3]	-20.26%	-13.42%	-8.70%	24.72%	18.92%
Ratios and supplemental data
Net assets, end of period (thousands)	$32,581	$44,224	$43,382	$21,022	$9,583
Ratios to average net assets
Expenses[4]	1.00%	1.00%	1.01%	1.01%	1.04%
Net investment income	0.53%	0.45%	0.57%	0.58%	0.89%
Portfolio turnover rate	112%	76%	21%	17%	12%

1.  Net investment income per share is based on average shares outstanding during the period.

2.  Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class\x11 1 shares.

3.  Total return does not reflect charges attributable to your insurance company's separate account.

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

VA Global Leaders Fund

Year Ended
December 31, 2002[1,2]
Class 2
Net asset value, beginning of period	$10.68
Income from investment operations
Net investment loss	0
Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions	-0.80
Total from investment operations	-0.80

Distributions to shareholders from
Net investment income	-0.07

Net asset value, end of period	$9.81
Total return[3]	-7.48%
Ratios and supplemental data
Net assets, end of period (thousands)	$392
Ratios to average net assets
Expenses[4]	1.28%[5]
Net investment loss	-0.08%[5]
Portfolio turnover rate	112%

1.  Net investment loss is based on average shares outstanding during the period.

2.  For the period from July 31, 2002 (commencement class of operations), to December 31, 2002.

3.  Total return does not reflect charges attributable to your insurance company's separate account.

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Country	Shares	Value

COMMON STOCKS 96.0%
CONSUMER DISCRETIONARY 16.7%
Automobiles 2.7%
Harley-Davidson, Inc.	United States	5,425	$ 250,635
Toyota Motor Corp.	Japan	23,400	628,545
879,180
Hotels, Restaurants & Leisure 1.0%
Cafe De Coral Holdings, Ltd.	Hong Kong	322,000	216,771
Darden Restaurants, Inc.	United States	5,600	114,520
331,291
Household Durables 0.4%
Sharp Corp.	Japan	16,000	151,836
Media 5.4%
British Sky Broadcast *	United Kingdom	49,529	509,391
McGraw-Hill Companies, Inc.	United States	5,175	312,777
USA Interactive, Inc. * (p)	United States	9,600	220,032
Viacom, Inc., Class B *	United States	8,850	360,726
VNU NV	Netherlands	14,168	369,221
1,772,147
Multi-line Retail 2.8%
Costco Wholesale Corp. *	United States	5,400	151,524
Target Corp.	United States	11,100	333,000
Wal-Mart Stores, Inc.	United States	8,550	431,860
916,384
Specialty Retail 2.0%
Home Depot, Inc.	United States	6,825	163,527
Inditex SA	Spain	13,975	329,897
Staples, Inc. *	United States	9,200	168,360
661,784
Textiles & Apparel 2.4%
Gucci Group NV	Netherlands	4,100	376,006
Hermes International	France	1,737	239,721
Jones Apparel Group, Inc. *	United States	4,800	170,112
785,839
CONSUMER STAPLES 13.3%
Beverages 4.3%
Anheuser-Busch Companies, Inc.	United States	4,125	199,650
Coca-Cola Co.	United States	4,675	204,858
Diageo Plc	United Kingdom	45,500	494,318
Interbrew SA	Belgium	13,000	306,745
PepsiCo, Inc.	United States	5,100	215,322
1,420,893
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
CONSUMER STAPLES continued
Food & Drug Retailing 0.5%
Seven-Eleven Japan Co., Ltd.	Japan	6,000	$ 182,890
Food Products 2.4%
George Weston, Ltd.	Canada	7,700	439,909
Kraft Foods, Inc., Class A (p)	United States	9,175	357,183
797,092
Household Products 2.7%
Procter & Gamble Co.	United States	3,425	294,345
Reckitt Benckiser Plc	United Kingdom	30,700	595,410
889,755
Tobacco 3.4%
Altadis SA	Spain	17,059	388,923
British American Tobacco Plc	United Kingdom	22,800	227,702
Swedish Match Co.	Sweden	62,323	491,043
1,107,668
ENERGY 8.4%
Oil & Gas 8.4%
ConocoPhillips	United States	5,500	266,145
Eni SpA	Italy	63,222	1,004,458
Exxon Mobil Corp.	United States	16,475	575,637
Petro-Canada	Canada	11,127	344,509
Suncor Energy, Inc.	Canada	36,300	567,583
2,758,332
FINANCIALS 15.9%
Banks 5.1%
Banco Itau SA, ADR	Brazil	6,400	152,320
Bank of America Corp.	United States	5,450	379,156
BBVA Bancomer, Ser. B	Mexico	204,599	155,315
Mellon Financial Corp.	United States	7,900	206,269
Royal Bank of Scotland Group Plc	United Kingdom	38,074	323,610
Wells Fargo & Co.	United States	10,025	469,872
1,686,542
Diversified Financials 7.4%
Citigroup, Inc.	United States	12,008	422,561
Fannie Mae	United States	9,875	635,259
HSBC Holdings Plc	United Kingdom	45,200	494,105
MBNA Corp.	United States	17,650	335,703
Morgan Stanley Dean Witter	United States	7,875	314,370
SLM Corp. (p)	United States	2,150	223,299
2,425,297
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
FINANCIALS continued
Insurance 1.3%
American International Group, Inc.	United States	7,475	$ 432,429
Real Estate 2.1%
Unibail SA	France	9,905	704,263
HEALTH CARE 16.9%
Biotechnology 0.7%
Amgen, Inc. *	United States	4,750	229,615
Health Care Equipment & Supplies 4.1%
Biomet, Inc.	United States	7,000	200,620
Coloplast A/S	Denmark	5,000	363,488
Luxottica Group SpA, ADR	Italy	32,000	436,800
Medtronic, Inc.	United States	4,200	191,520
Smith & Nephew Plc	United Kingdom	26,285	160,973
1,353,401
Health Care Providers & Services 1.5%
Cardinal Health, Inc.	United States	5,700	337,383
HCA-The Healthcare Corp.	United States	3,750	155,625
493,008
Pharmaceuticals 10.6%
Aventis SA, Class A	France	5,886	319,743
GlaxoSmithKline Plc, ADR (p)	United Kingdom	15,885	358,504
Johnson & Johnson Co.	United States	6,675	358,514
Novartis AG	Switzerland	6,009	219,185
Pfizer, Inc.	United States	24,550	750,494
Pharmacia Corp.	Sweden	8,658	360,814
Sanofi-Synthelabo SA	France	6,620	404,394
Takeda Chemical Industries, Ltd.	Japan	17,000	710,003
3,481,651
INDUSTRIALS 8.2%
Aerospace & Defense 1.1%
United Technologies Corp.	United States	5,920	366,685
Building Products 0.7%
American Standard Companies, Inc. *	United States	3,000	213,420
Commercial Services & Supplies 1.0%
Equifax, Inc.	United States	6,800	157,352
First Data Corp.	United States	5,250	185,903
343,255
Industrial Conglomerates 2.6%
3M Co.	United States	3,925	483,952
General Electric Co.	United States	15,700	382,295
866,247
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
INDUSTRIALS continued
Machinery 1.1%
Danaher Corp.	United States	2,800	$ 183,960
IHC Caland NV	Netherlands	3,027	159,673
343,633
Road & Rail 0.6%
Burlington Northern Santa Fe Corp.	United States	7,725	200,927
Transportation Infrastructure 1.1%
Brisa-Auto Estradas de Portugal SA	Portugal	66,472	368,064
INFORMATION TECHNOLOGY 8.9%
Communications Equipment 2.0%
Cisco Systems, Inc. *	United States	24,150	316,365
Nokia Corp., ADR	Finland	6,700	103,850
Tanderg ASA	Norway	41,123	237,194
657,409
Computers & Peripherals 1.6%
Dell Computer Corp. *	United States	7,225	193,197
International Business Machines Corp.	United States	3,525	273,187
Lexmark International Group, Inc., Class A *	United States	1,250	75,625
542,009
IT Consulting & Services 1.0%
Affiliated Computer Services, Inc., Class A * (p)	United States	6,125	322,481
Semiconductor Equipment & Products 1.6%
Intel Corp.	United States	21,450	333,977
Texas Instruments, Inc.	United States	12,725	191,002
524,979
Software 2.7%
Microsoft Corp. *	United States	11,025	569,993
Oracle Corp. *	United States	28,975	312,930
882,923
MATERIALS 4.2%
Chemicals 1.7%
PPG Industries, Inc.	United States	3,225	161,734
Praxair, Inc.	United States	6,750	389,947
551,681
Construction Materials 0.8%
CRH Plc	Ireland	22,202	274,742
Metals & Mining 1.2%
Alcoa, Inc.	United States	6,900	157,182
BHP Billiton, Ltd.	United Kingdom	48,200	257,365
414,547
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
MATERIALS continued
Paper & Forest Products 0.5%
UPM-Kymmene Corp.	Finland	4,700	$ 150,824
TELECOMMUNICATION SERVICES 3.5%
Diversified Telecommunication Services 3.1%
Brasil Telecom Participacoes SA, ADR	Brazil	5,700	143,925
BT Group Plc	United Kingdom	63,500	199,296
Telecom Italia SpA	Italy	43,500	219,425
Verizon Communications, Inc.	United States	11,925	462,094
1,024,740
Wireless Telecommunications Services 0.4%
Vodafone Airtouch Plc	United Kingdom	72,800	132,697
Total Common Stocks			31,642,560
PREFERRED STOCKS 0.4%
CONSUMER DISCRETIONARY 0.4%
Automobiles 0.4%
Porsche AG	Germany	324	134,552
SHORT-TERM INVESTMENTS 6.3%
MUTUAL FUND SHARES 6.3%
Evergreen Institutional U.S. Government Money Market Fund (o)	United States	1,173,683	1,173,683
Navigator Prime Portfolio (pp)	United States	913,078	913,078
Total Short-Term Investments			2,086,761
Total Investments (cost $34,978,908) 102.7%			33,863,873
Other Assets and Liabilities (2.7%)			(891,114)
Net Assets 100.0%			$ 32,972,759

*	Non-income producing security.
(p)	All or a portion of this security is on loan.
(pp)	Represents investment of cash collateral received from securities on loan.
(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.

Summary of Abbreviations
ADR	American Depository Receipt
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

At December 31, 2002, the Fund held investments in the following countries (unaudited):

	Market Value	Percentage of Total Investments

United States	$ 18,453,871	54.5%
United Kingdom	3,753,371	11.1%
Japan	1,673,274	4.9%
France	1,668,121	4.9%
Italy	1,660,683	4.9%
Canada	1,352,001	4.0%
Netherlands	904,900	2.7%
Sweden	851,857	2.5%
Spain	718,820	2.1%
Portugal	368,064	1.1%
Denmark	363,488	1.1%
Belgium	$ 306,745	0.9%
Brazil	296,245	0.9%
Ireland	274,742	0.8%
Finland	254,674	0.8%
Norway	237,194	0.7%
Switzerland	219,185	0.6%
Hong Kong	216,771	0.6%
Mexico	155,315	0.5%
Germany	134,552	0.4%
	$ 33,863,873	100.0%
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 34,978,908
Net unrealized losses on securities	(1,115,035)

Market value of securities	33,863,873
Foreign currency, at value (cost $5,321)	5,436
Dividends and interest receivable	34,256

Total assets	33,903,565

Liabilities
Payable for securities on loan	913,078
Advisory fee payable	1,197
Due to other related parties	181
Accrued expenses and other liabilities	16,350

Total liabilities	930,806

Net assets	$ 32,972,759

Net assets represented by
Paid-in capital	$ 46,847,980
Undistributed net investment income	5,491
Accumulated net realized losses on securities and foreign currency related transactions	(12,767,722)
Net unrealized losses on securities and foreign currency related transactions	(1,112,990)

Total net assets	$ 32,972,759

Net assets consists of
Class 1*	$ 32,580,511
Class 2	392,248

Total net assets	$ 32,972,759

Shares outstanding
Class 1*	3,318,886
Class 2	39,989

Net asset value per share
Class 1*	$ 9.82
Class 2	$ 9.81

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Dividends (net of foreign withholding taxes of $42,306)	$ 585,492
Interest	28,558

Total investment income	614,050

Expenses
Advisory fee	349,897
Distribution Plan expenses	135
Administrative services fees	40,218
Transfer agent fee	772
Trustees’ fees and expenses	1,217
Printing and postage expenses	26,684
Custodian fee	31,197
Professional fees	14,135
Organization expenses	336
Other	11,019

Total expenses	475,610
Less: Expense reductions	(272)
Fee waivers	(73,013)

Net expenses	402,325

Net investment income	211,725

Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions
Net realized gains or losses on:
Securities	(8,663,084)
Futures contracts	(37,902)
Foreign currency related transactions	174,408

Net realized losses on securities, futures contracts and foreign currency related transactions	(8,526,578)
Net change in unrealized gains or losses on securities and foreign currency related transactions	(943,642)

Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions	(9,470,220)

Net decrease in net assets resulting from operations	$ (9,258,495)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 211,725		$ 193,714
Net realized losses on securities, futures contracts and foreign currency related transactions		(8,526,578)		(2,637,852)
Net change in unrealized gains or losses on securities and foreign currency related transactions		(943,642)		(3,632,504)

Net decrease in net assets resulting from operations		(9,258,495)		(6,076,642)

Distributions to shareholders from
Net investment income
Class 1*		(246,189)		(197,806)
Class 2		(2,504)		0

Total distributions to shareholders		(248,693)		(197,806)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class 1*	1,810,091	20,257,728	2,806,460	36,392,563
Class 2	44,109	441,117	0	0

		20,698,845		36,392,563

Net asset value of shares issued in
reinvestment of distributions
Class 1*	25,328	246,189	16,174	197,806
Class 2	258	2,504	0	0

		248,693		197,806

Payment for shares redeemed
Class 1*	(2,080,792)	(22,647,731)	(2,271,397)	(29,474,155)
Class 2	(4,378)	(43,364)	0	0

		(22,691,095)		(29,474,155)

Net increase (decrease) in net assets resulting from capital share transactions		(1,743,557)		7,116,214

Total increase (decrease) in net assets		(11,250,745)		841,766
Net assets
Beginning of period		44,223,504		43,381,738

End of period		$ 32,972,759		$ 44,223,504

Undistributed (overdistributed) net investment income		$ 5,491		$ (245)

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen VA Global Leaders Fund (the “Fund”) is a diversified series of Evergreen Variable Annuity Trust (the “Trust”), a Delaware business trust organized on December 23, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Fund may only be purchased by insurance companies for the purpose of funding variable annuity contracts or variable life insurance policies.

The Fund offers Class 1 and Class 2 shares at net asset value without a front-end sales charge or contingent deferred sales charge; however, Class 2 shares pay an ongoing distribution fee.

Effective at the close of business on July 24, 2002, existing shares of the Fund were renamed Class 1 shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Listed equity securities are usually valued at the last sales price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. Futures contracts

In order to gain exposure to or protect against changes in security values, the Fund may buy and sell futures contracts. The primary risks associated with the use of futures contracts are the imperfect correlation between changes in market values of securities held by the Fund and the prices of futures contracts, and the possibility of an illiquid market.

Futures contracts are valued based upon their quoted daily settlement prices. The aggregate principal amounts of the contracts are not recorded in the financial statements. Fluctuations in the value of the contracts are recorded in the Statement of Assets and Liabilities as an asset or liability and in the Statement of Operations as unrealized gains or losses until the contracts are closed, at which point they are recorded as net realized gains or losses on futures contracts.

NOTES TO FINANCIAL STATEMENTS continued

c. Foreign currency translation

All assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on securities.

d. Foreign currency contracts

A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund enters into foreign currency contracts to facilitate transactions in foreign-denominated securities and to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. Foreign currency contracts are recorded at the forward rate and marked-to-market daily. When the contracts are closed, realized gains and losses arising from such transactions are recorded as realized gains or losses on foreign currency related transactions. The Fund could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

e. Securities lending

The Fund may lend its securities to certain qualified brokers in order to earn additional income. The Fund receives compensation in the form of fees or interest earned on the investment of any cash collateral received. The Fund receives collateral in the form of cash or securities with a market value at least equal to the market value of the securities on loan, including accrued interest. In the event of default or bankruptcy by the borrower, the Fund could experience delays and costs in recovering the loaned securities or in gaining access to the collateral.

f. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date or in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

g. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

h. Distributions

Distributions to shareholders from net investment income and net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

NOTES TO FINANCIAL STATEMENTS continued

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations. The primary permanent differences causing such reclassifications are due to net realized foreign currency gains or losses.

i. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

j. Organization expenses

Organization expenses for the Fund are amortized to operations over a five-year period on a straight-line basis. In the event any of the initial shares of the Fund are redeemed by any holder during the five-year amortization period, redemption proceeds will be reduced by any unamortized organization expenses in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of the redemption. As of December 31, 2002, all organization expenses have been fully amortized.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC (“EIMC”), an indirect, wholly-owned subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid an annual fee of 0.87% of the Fund’s average daily net assets.

During the year ended December 31, 2002, the investment advisor waived its fees in the amount of $73,013 which represents 0.18% of the Fund’s average daily net assets.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an annual administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

4. DISTRIBUTION PLAN

Evergreen Distributor, Inc. (“EDI”), a wholly-owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted a Distribution Plan, as allowed by Rule 12b-1 of the 1940 Act, for Class 2 shares. Under the Distribution Plan, distribution fees are paid at an annual rate of 0.25% of Class 2.

NOTES TO FINANCIAL STATEMENTS continued

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $43,505,175 and $44,141,870, respectively, for the year ended December 31, 2002.

The Fund loaned securities during the year ended December 31, 2002 to certain brokers. At December 31, 2002, the value of securities on loan and the value of collateral (including accrued interest) amounted to $895,175 and $913,078, respectively. During the year ended December 31, 2002, the Fund earned $7,638 in income from securities lending.

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $35,883,268. The gross unrealized appreciation and depreciation on securities based on tax cost was $1,412,782 and $3,432,177, respectively, with a net unrealized depreciation of $2,019,395.

As of December 31, 2002, the Fund had $10,788,033 in capital loss carryovers for federal income tax purposes expiring as follows:

Expiration

2006	2007	2008	2009	2010

$47,378	$35,455	$1,132,979	$982,338	$8,589,883

For income tax purposes, capital losses incurred after October 31 within the Fund’s fiscal year are deemed to arise on the first business day of the following fiscal year. The Fund has incurred and will elect to defer post-October losses of $1,075,330.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the funds to borrow from, or lend money to, other participating funds. During the year ended December 31, 2002, the Fund did not participate in the interfund lending program.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Undistributed Ordinary Income	Unrealized Depreciation	Capital Loss Carryover and Post-October Loss

$7,536	$2,019,395	$11,863,363

The differences between components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to wash sales and unrealized foreign currency gain.

NOTES TO FINANCIAL STATEMENTS continued

The tax character of distributions paid for the year ended December 31, 2002 was $248,693 of ordinary income.

8. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian, a portion of fund expenses has been reduced. The Fund received expense reductions from expense offset arrangement of $272 which represents 0.00% of its average daily net assets.

9. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

10. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholder
Evergreen Variable Annuity Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Evergreen VA Global Leaders Fund, a portfolio of Evergreen Variable Annuity Trust, as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen VA Global Leaders Fund, as of December 31, 2002, the results of its operations, changes in its net assets and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

ADDITIONAL INFORMATION (unaudited)

For corporate shareholders, 99.17% of ordinary income dividends paid during the fiscal year ended December 31, 2002 qualified for the dividends received deduction.

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TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

560857 2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034